Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
Guangzhou, PRC 510075

December 5, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Harrington, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:  Guangzhou Global Telecom, Inc.
        Registration Statement on form SB-2
        Filed September 4, 2007
        File No. 333-145858

Dear Mr. Jones:

We are in receipt of your comment letter dated November 23, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

General

l.	Please update your financial statements and related disclosures, as required by Item 320(g) of Regulation S-B.

We have updated our financial statements and related disclosures, as required by Item 320(g) of Regulation S-B.

Disclosure Regarding Our Recent Financing and Conversion of  Notes and Exercise of
Warrants, page 2

Warrants, page 3
Notes, page 3

2.
Please revise your description of anti-dilution provisions of the warrants to clearly explain the provisions by which a subsequent equity issuance at a price below the exercise price would result in an adjustment of the exercise price and an issuance of additional warrant shares.  Expand your description of the anti-dilution provisions of the notes to provide similar disclosure with respect to subsequent equity issuances below the conversion price.

We have revised our description of the anti-dilutions provision to read:

Anti-Dilution.  The Warrants’ exercise price will be adjusted in certain circumstances such as if we issue common stock at a price below market price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position. If we, at any time while the Warrants are outstanding, sell or grant any option to purchase, or issue any common stock, at a price per share less than the exercise price of $1.12 of the Warrants, the exercise price must be multiplied by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately before such sale, grant or issuance and of which the denominator shall be the number of shares of common stock outstanding immediately after such sale, grant or issuance and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate exercise price of this Warrant shall remain unchanged.

3.
In your descriptions of the terms of the warrants and notes, avoid the use of capitalized defined terms that are not defined in the prospectus. Additionally, provide a clear summary of the material terms rather than reproducing the terms of the securities verbatim.

In our descriptions of the terms of the warrants and notes, we have avoided using capitalized defined terms that are not defined in the prospectus.  Additionally, we have summarized the material terms rather than reproducing the terms of the securities verbatim.

4.
Please expand your description of the notes to summarize the provisions for the payment of interest, including the option to pay interest in shares of common stock and the conversion rate for such payments.  Additionally, explain the provision that states that no interest is payable in any month where your trading price is greater than $.01 (as stated in footnote three on page five). In your response letter, please tell us where this provision is located.

We have revised our description of the notes and it now reads:

Interest, Maturity and Conversion.  The Notes bear interest at 8% per annum, mature two (2) years from the issuance date, and are convertible into shares of our common stock at an initial conversion price of $0.82.  We must pay interest to the Investor on the aggregate unconverted and then outstanding principal amount of the Notes at the rate of 8% per annum, payable quarterly on November 1, February 1, May 1 and August 1, beginning on the first such date after the Closing.  It is solely our decision whether to pay interest hereunder in cash, shares of common stock or a combination thereof.  Prior to the commencement of any payment date we shall deliver to the Investor a written notice of our election to pay interest hereunder on the applicable interest payment date either in cash, shares of common stock or a combination, provided that we may indicate in such notice that the election contained in such notice shall apply to future interest payment date until revised by a subsequent notice.

Default.  An “Event of Default” occurs if we:

☐                 Fail to pay the principal or interest when due;

☐                 Fail to issue shares of common stock upon receipt of a conversion notice;

☐                 Fail to file a registration statement within 30 days following the Closing or fail to have the registration statement effective 120 days following the Closing;

☐                 Breach any material covenant or other material term or condition in the Notes or the Securities Purchase Agreement;

☐                 Breach any representation or warranty  made in the Securities Purchase Agreement or other document executed in connection with the financing transaction;

☐                 Fail to  maintain  the  listing or quotation of our common  stock on the OTCBB or an equivalent exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, or the American Stock Exchange;

☐                 Apply for or consent to the appointment of a receiver or trustee for us or any of our subsidiaries or for a substantial part of our of our  subsidiaries' property or business, or such a  receiver or trustee  shall otherwise be appointed;

☐                 Have any money  judgment,  writ or similar  process  shall be entered or filed against us or any of our subsidiaries or any of our property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Investors;

☐                 Institute or have instituted against us or any of our subsidiaries any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors; or

☐                 Default under any Note issued pursuant to the Securities Purchase Agreement.

Anti-Dilution. The Notes’ conversion price will be adjusted in certain circumstances such as if we issue common stock at a price below market price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.  In particular, if, at any time while the Notes’ are outstanding, we grant any option to purchase, or issue, any common stock at a price per share that is lower than the conversion price of $.82 then the conversion price shall be reduced to equal the lower price per share offered in such grant, issuance or sale.

Monthly Redemption.  On the 1st of each month, commencing on February 1, 2008 and terminating upon full redemption of the Note (“Monthly Redemption Date”), we may redeem the Monthly Redemption Amount (the “Monthly Redemption”). The Monthly Redemption Amount payable on each Monthly Redemption Date shall be paid in cash; provided, however, as to any Monthly Redemption and upon 10 trading days’ prior written notice (the “Monthly Redemption Notice”), in lieu of a cash redemption payment the Company may elect to pay all or part of a Monthly Redemption Amount in shares based on a conversion price equal to the lesser of (i) the then conversion price and (ii) 85% of the average of the volume weighted average price for the 10 consecutive trading days ending on the trading day that is immediately prior to the applicable Monthly Redemption Date; provided, further, that we may not pay the Monthly Redemption Amount in shares issuable upon conversion of the Note unless, generally, (y) from the date the Investors  receives a duly delivered Monthly Redemption Notice through and until the date such Monthly Redemption is paid in full, and (z) as to such Monthly Redemption, prior to such Monthly Conversion Period (but not more than 5 trading days prior to the commencement of the Monthly Conversion Period), the we shall have delivered to the Investor’s account with The Depository Trust Company a number of shares of Common Stock to be applied against such Monthly Redemption Amount equal to the quotient of (x) the applicable Monthly Redemption Amount divided by (y) Monthly Conversion Price assuming for such purposes that the Monthly Conversion Period ended 5 trading days prior to the actual Monthly Conversion Period for such Monthly Conversion (the “Pre-Redemption Conversion Shares”).  In this regard, the payment of cash or issuance of common stock, pursuant to a Monthly Redemption shall be payable on the Monthly Redemption Date.

Optional Redemption.  At any time after the effective date of the Notes, we may deliver a notice to the Investors (an “Optional Redemption Notice” and the date such notice is deemed delivered is the “Optional Redemption Notice Date”) of our election to redeem some or all of the then outstanding principal amount of the Notes for cash in an amount equal to the Optional Redemption Amount on the 10th trading day following the Optional Redemption Notice Date.  Please note that “Optional Redemption Amount” means the sum of (i) 120% of the then outstanding principal amount of the Notes, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Notes.  The Optional Redemption Amount is payable in full on the Optional Redemption Date.

Forced Conversion.  If after the effective date of the Notes, the daily volume weighted average price for each of any 20 out of any 30 consecutive trading days, exceeds $2.05, we may, within 1 trading day deliver a written notice to the Investor (a “Forced Conversion Notice” and the date such notice is delivered to the Investor, the “Forced Conversion Notice Date”) to cause the Investor to convert all or part of the then outstanding principal amount of the Notes plus, if so specified in the Forced Conversion Notice, accrued but unpaid interest, liquidated damages and other amounts owing to the Investor under the Notes,       .

Beneficial Ownership Limitations.  The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Debenture held by the holder of this Note.

5.	Please correctly state the maturity of the notes or advise us why you have disclosed a five year term. The maturity date set forth in the notes is July 2009.

We have revised the registration statement to correctly state the maturity date of the Notes.

Value of Shares Underlying Notes, page 4

6.	The value of 2,787,456 shares based on a market price per share of $0.98 is not $2,564,459. Please revise or explain to us in your response letter what the value disclosed represents.
We have revised our registration statement to correctly state the value of 2,787,456 shares based on a market price per share of $0.98.

Fees and Payments Associated with Transaction, page 5

7.	As requested in comment 12 in our letter dated October 4, 2007, please include the original issue discount on the notes as a payment to the selling stockholders in the table where appropriate.

The table “Fees and Payments Associated with Transaction” currently factors the original issue discount on the notes as a payment to the selling stockholders.  We have expanded our footnote disclosure in the table to further describe the original issue discount incorporated as a payment to the selling stockholders.

Total Possible Profit Selling Stockholders Could Realize, page 6

Notes, page 6

8.
It is unclear what the amount of shares, 3,498,541, included in the column “Shares Underlying Notes” represents.  Please revise to include in this column the amount of shares underlying the aggregate principal amount of notes outstanding based on the current conversion price of $0.82.  Revise the remaining columns as appropriate.  We also note that the column “Combined Market Price of Shares” does not appear to reflect the market value of the “Shares Underlying Notes” based on the market price per share on the date of the sale of the notes of $0.98. Refer to comment 13 in our letter dated October 4, 2007.  To the extent you have used these figurers in your other tables, revise accordingly.

We have revised our tabular disclosure to now read:

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche” of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.98	$0.82	4,181,184	$4,097,560.32	$4,428,570.88	$331,010.56
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)	The original fixed conversion price is $0.82.

(3)	Total number of shares of common stock underlying the Notes assuming full conversion of the aggregate principal amount as of the Issuance Date.

(4)
Total market value of shares of common stock underlying the Notes assuming full conversion of the aggregate principal amount as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion as of the aggregate principal amount as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

9.
Additonally, revise to explain your statement in footnote three that the conversion price of the notes may fluctuate as market prices fluctuate. Although interest payments and mandatory redemption payments may be converted into stock  based in part on market prices, it does not appear to be the case that the conversion price of the notes will otherwise fluctuate with market prices.

We have revised our footnote three to remove commentary that the conversion price of the notes may fluctuate as market prices fluctuate as it is inaccurate.

Warrants, page 6

10.
Based on the fact that the exercise price of the warrants ($1.12)exceeds the market price on the issuance date ($0.98) and the market price on the date of your amended Form SB-2, it is unclear why you have indicated in the column “Total Possible Discount to Market Price” and the accompanying footnote six that the exercise of the warrants would result in a profit if exercised by the selling stockholders.  We note that you have included this profit in several of your tables and the accompanying footnotes. Please revise as appropriate.

We have revised our tabular disclosure and it now reads:

We also issued to Selling Stockholders five year Warrants to purchase an aggregate of 2,090,592 shares of our common stock, exercisable at a price per share of $1.12.  The Warrants may also be exercised on a “cashless” basis if at any time after one year from the closing of the Purchase Agreement, there is no effective registration statement, or no current prospectus available for, the resale of the shares underlying the Warrants (the “Warrant Shares).  The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

Market Price(1)	Exercise Price(2)	Shares Underlying Warrants(3)	Combined Market Price(4)	Total Exercise Price(5)	Total Possible Discount to Market Price(6)

$0.98	$1.12	2,090,592	$2,048,780	$2,341,463	$0
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)
The exercise price per share of our common stock underlying the Warrants is fixed at $1.12 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

(3)
Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the Warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4)	Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.
(5)	Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the exercise price.

(6)
Discount to market price calculated by subtracting the total exercise price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of July 31, 2007.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption
Conversion Discount, page 7

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest
Conversion Discount, page 7

11.
Comment 14 in our letter dated October 4, 2007 was directed at the profit selling  stockholders could realize as a result of conversion discounts (i.e.the lesser of (i) $0.82 and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date, as applicable) in connection with mandatory redemption payments and interest payments in the event you chose to make those payments in shares of stock.  The tables do not appear to contain this information. For example:

•	It is unclear why you refer in the footnotes to the 120% conversion premium in connection with your optional cash redemption and how that relates to the figures in the tables; and

•
It is unclear how you determined the numbers in the columns “Total Possible Shares Issuable Upon Redemption of the Notes” in the redemption table and “Total Possible Shares Issuable to Pay  Interest on the Notes” in the interest table.

        Please refer to comment 14 in our letter dated October 4, 2007 and revise accordingly.  To the extent you believe that the tables display the requested information, explain in more detail in the footnotes how you determined the figures in the tables.

We have revised our tabular disclosure and it now reads:

The following table summarizes the possible profit the selling shareholders could realize as a result of the redemption conversion discount used if the Company opts to pay the mandatory redemption payments under the Notes in shares of common stock.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price (2)	Total Possible Shares Issuable Upon Redemption of the Notes(3)	Combined Market Price of the Total Number of Shares Issuable Upon Redemption(4)	Total Possible Shares the Selling Shareholders May Receive(5)	Total Possible Discount to Market Price(6)

$0.98	$0.82	4,490,075	$4,400,273.5	$3,681,861.50	$718,412
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)	The original fixed conversion price is $0.82.

(3)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest in shares of common stock based on a conversion price equal to the lesser of: (i) $0.82; and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date.  This represents the maximum redemption premium the Company would pay in shares of common stock assuming $0.82 is the lesser conversion price and if we redeem all of the Notes twelve (12) months from July 31, 2007.  This calculation of $3,681,862.27 (aggregate principal amount of $3,428,571 plus first year accrued interest of $253,291.27) assumes no interest payments and complete redemption throughout the term of the Notes.

(4)
The combined market price of the total number of shares issuable upon redemption of the Notes is calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable upon redemption.

(5)
The total possible shares the selling shareholders may receive and the combined redemption conversion price used to convert the Company’s mandatory redemption payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest Conversion Discount

The following table summarizes the possible profit the selling shareholders could realize as a result of the interest conversion discount used if the Company opts to pay the interest payments on the Notes in shares of common stock.

For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price (2)	Total Possible Shares Issuable to Pay Interest on the Notes(3)	Combined Market Price of the Total Number of Shares Issuable to Pay Interest on the Notes(4)	Total Possible Shares the Selling Shareholders May Receive(5)	Total Possible Discount to Market Price(6)

$0.98	$0.82	258,460	$253,290.80	$211,937.20	$41,353.60
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)	The original fixed conversion price is $0.82.

(3)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest in shares of common stock based on a conversion price equal to the lesser of: (i) $0.82; and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date.  This represents the maximum interest payment the Company would pay in shares of common stock assuming $0.82 is the lesser conversion price and if we redeem all of the Notes twelve (12) months from July 31, 2007.  This represents the solely the interest premium ($253,291.27) the Company would pay assuming we redeem all of the Notes twelve (12) months from July 31, 2007.

(4)
The combined market price of the total number of shares issuable to pay interest on the Notes is calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable to pay the interest payments on the Notes.

(5)
The total possible shares the selling shareholders may receive and the combined interest conversion price used to convert the Company’s interest payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Combined Total Possible Profit Selling Stockholders Could Realize, page 8

12.	Please rename this section to reflect that it provides a comparison of net proceeds to you and total possible profit to investors.

We have renamed this section: Net Proceeds Payable to the Company and Combined Total Possible Profit Selling Stockholders Could Realize.

13.
In the table beginning on the bottom of page eight, the column “Net Proceeds to Company” should reflect the difference between the “Gross Proceeds Payable to the Company” and the “Maximum Possible Payments by the Company.”  Please refer to comment 16 in our letter dated October 4, 2007 and revise accordingly.

We have revised our tabular disclosure and it now reads:

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors From Interest Payment and Redemption Payment(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 5 Years(6)

$3,000,000	$868,572.45	$2,131,427.55	$$718,412	44.19%	8.84%
 ____________________

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by the Company, includes structuring, due diligence and legal fees of $66,000, maximum possible interest of $190,379.50 and maximum possible liquidated damages of $63,088.16.  Please see the seventh column of our first table within the “Fees and Payments Associated With This Transaction” which also describes the total maximum payments payable by the Company.

(3)
Total net proceeds calculated by subtracting the Maximum Possible Payments by the Company ($868,572.45) from the Gross Proceeds Payable to the Company ($868,572.45).  Please see the seventh column of our first table within the “Fees and Payments Associated With This Transaction” which also describes the total maximum payments payable by the Company.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest in shares of common stock based on a conversion price equal to the lesser of: (i) $0.82; and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date.  This represents the maximum redemption premium the Company would pay in shares of common stock assuming $0.82 is the lesser conversion price and if we redeem all of the Notes twelve (12) months from July 31, 2007.  This calculation of $3,681,862.27 (aggregate principal amount of $3,428,571 plus first year accrued interest of $253,291.27) assumes no interest payments and complete redemption throughout the term of the Notes.    In this regard, the total possible profit to investor is calculated by subtracting the total conversion price from the combined market price).Please see the fourth tables within the section “Total Possible Profit Selling Stockholders Could Realize as a Result of the Redemption Conversion Discount”.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($868,572.45) plus total possible discount to the market price of the shares underlying the convertible debentures ($629,738.21), plus profit from 2,090,592 warrants out of the money as of July 31, 2007 ($0), divided by the net proceeds to the Company resulting from the sale of the Notes ($2,714,0000).

(6)	Calculated by dividing 44.19% (footnote 5) by 5.

14.
Please expand your footnote disclosure to this table to fully describe how you determined to include the numbers in each column.  If the number was taken from another table, include a cross-reference to that table, column and accompanying footnote disclosure.

Please refer to our response to comment 13.

15.
Please remove the three tables beginning on pages nine and 10 or explain to us in your response letter why you believe they are responsive to a prior comment of  ours or are otherwise material to investors.  In the place of these three tables, provide one table in a similar format to the table beginning on the bottom of page eight, but substituting columns providing the possible profit to investors from interest payment and redemption payment conversion discounts in place of the column “Combined Total Possible Profit to Investors.”  Your disclosure in response to comment 11 above should provide this information.  Also refer to our prior comment 17.

Please refer to our response to comment 13.

Finally, the Company acknowledges the following:

-	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors